Exhibit 99.2

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the Company’s 2022 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2022 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Thursday August 11, 2022, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of 2022 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about July 11, 2022 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Tuesday, July 5, 2022, the record date for the Meeting. You can vote your shares by following the instructions under “How You Can Vote” below or by attending the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Re-election of each of Mr. Yehoshua (Shuki) Nir and Mr. Dov Ofer, and initial election of Mr. Jae Hyun (Jay) Lee, in each case for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2025 and until his successor is duly elected and qualified;

(2)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and the additional period until the Company’s 2023 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation;

In addition, members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2021, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 30, 2022 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On June 15, 2022, we had 49,784,664 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date— July 5, 2022— is entitled to one vote upon each proposal to be presented at the Meeting. Under our articles of association, as amended, or the Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Israeli Companies Law, 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” a proposal, it does not impact whether the requisite majority has been achieved for approval of any proposal.

Who Can Vote

You are entitled to vote on the proposals for the Meeting if you are a shareholder of record at the close of business on Tuesday, July 5, 2022. You are also entitled to vote on the proposals if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, July 5, 2022.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to the Global Head of Investor Relations of our Company (as described under “How You Can Vote—Shareholders of Record” below). In the alternative, you may vote in person at the Meeting (subject to potential limitations on attending in person).

How You Can Vote

You can vote your shares by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well). To the extent that health regulations allow, you can also vote your shares by attending the Meeting and voting then.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Andrew Backman, our Global Head of Investor Relations, via email to Andrew.Backman@kornit.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by attending and voting personally or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Thursday, August 11, 2022, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, August 10, 2022.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction forms. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, August 10, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, August 9, 2022. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (July 5, 2022).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 11, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name	Number of Shares Beneficially Held	Percent
5% or Greater Shareholders
Wasatch Advisors Inc.(1)	3,419,521	6.9%

(1)	As of December 31, 2021, based on an amendment to Schedule 13G filed by Wasatch Advisors Inc. with the SEC on February 11, 2022.

BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on March 30, 2022 (which we refer to as our 2021 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2021. Item 6.C of our 2021 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2021 Form 20-F, which we incorporate by reference herein (and for which we have provided a general link below), to obtain additional information: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001625791/000121390022016155/f20f2021_kornitdigital.htm.

PROPOSAL 1

RE-ELECTION/ INITIAL ELECTION OF CLASS I DIRECTORS

Background

Under the Companies Law and our Articles, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles provide that our Board must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law.

Our Board currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding, to the extent then applicable, external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders at which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

The terms of service of our three current Class I directors will expire at the Meeting. Our Board has nominated for re-election two of those current Class I directors— Messrs. Dov Ofer and Yehoshua (Shuki) Nir— along with a new nominee, for initial election— Mr. Jae Hyun (Jay) Lee— as Class I directors who will serve a three-year term, until our 2025 annual general meeting of shareholders. If each of those nominees is re-elected or elected (as applicable) pursuant to this Proposal 1, our Board, in its staggered format, will be comprised as follows:

(i)	Class I directors: Yehoshua (Shuki) Nir, Dov Ofer and Jae Hyun (Jay) Lee, whose terms (following the Meeting) will expire at our annual general meeting of shareholders to be held in 2025 and when their successors are elected and qualified;

(ii)	Class II directors: Ofer Ben-Zur, Gabi Seligsohn and Lauri Hanover, whose terms expire at our annual general meeting of shareholders to be held in 2023 and when their successors are elected and qualified; and

(iii)	Class III directors: Yuval Cohen, Stephen Nigro and Ronen Samuel, whose terms expire at our annual general meeting of shareholders to be held in 2024 and when their successors are elected and qualified.

The term of service of Mr. Alon Lumbroso, who has served as a Class I director since March 2015, will conclude at the Meeting. In addition, our engagement with Ms. Stefanie Strack, whom we appointed as a strategic advisor to our Company in October 2021, has been terminated, and she has not been nominated for election as a director at the Meeting.

Our Board recommends that our shareholders re-elect or elect (as applicable) each of our three Class I director nominees pursuant to this Proposal 1. It is intended that proxies (other than those directing the proxy holders to vote against any of the nominees, or abstain in the vote) will be voted for the re-election or election (as applicable) of each such nominee as a Class I director.

Among the prospective Board members (assuming re-election or election of each of the Class I director nominees at the Meeting, and the continued service of each present Class II director and Class III director), the Board has determined that eight of them, consisting of Yehoshua (Shuki) Nir, Dov Ofer, Jae Hyun (Jay) Lee, Ofer Ben-Zur, Gabi Seligsohn, Lauri Hanover, Yuval Cohen and Stephen Nigro, constituting a majority of the members of the Board, are independent under the rules of the Nasdaq Stock Market. The definition of “independent director” under the Nasdaq Stock Market rules specifies criteria whose aim is to ensure that there is no factor that would impair the ability of the director to exercise independent judgment, and furthermore requires that the board of directors affirmatively determine that the independent director can exercise independent judgment.

Each of the Class I director nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a Class I director if re-elected or elected (as applicable). Additionally, in accordance with the Companies Law, each of those nominees has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future re-election of any of the three nominees.

Set forth below is certain biographical information regarding the background and experience of the nominees— Mr. Dov Ofer, Mr. Yehoshua (Shuki) Nir and Mr. Jae Hyun (Jay) Lee:

Yehoshua (Shuki) Nir has served as a director of our Company since July 2018 (until August 2019, as an external director under the Companies Law), and serves as the chairman of our compensation committee and a member of our audit committee. Since June 2021, Mr. Nir has served as a director, a member of the compensation committee and a member of the audit committee, at ironSource Ltd. (NYSE: IS), a global software company that focuses on developing technologies for app monetization. Since July 2021 Mr. Nir has served as a director of Cardo Systems Ltd., which develops, manufactures and markets communication systems for motorcycles. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of SanDisk Corp., or SanDisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of SanDisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of SanDisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by SanDisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

Dov Ofer has served as a member of our board of directors since March 2015 and is a member of our audit and compensation committees. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Magen Eco-Energy RCA Ltd., Chairman of Scodix Ltd., Chairman of Stratasys Ltd. (Nasdaq: SSYS) and Director of Copprint. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Jae Hyun (Jay) Lee joined the Company in October 2021 as a strategic advisor and has been nominated by the Company to join our Board as a Class I director, subject to his election at the Meeting pursuant to this Proposal 1. Mr. Lee has served as a Senior Vice President of EMEA at eBay Inc. since August 21, 2017. Prior to that, Mr. Lee served as Senior Vice President of Asia Pacific at eBay Inc., which began in July 2015. Mr. Lee began his career at eBay in 2002 and from 2002 to 2004, served as the Chief Executive Officer of eBay's Korean Internet Auction Company. Prior to joining eBay, Mr. Lee was the Chief Operating Officer and then Chief Executive Officer of Korea Thrunet, the first Korean company to list on the Nasdaq exchange, where he led the company to become the leading cable-based broadband access provider in Korea. Mr. Lee began his career at Boston Consulting Group, where he held various positions in Boston and Seoul, South Korea, before being promoted to Vice President. Mr. Lee holds an M.B.A from Harvard University Graduate School and a Bachelor of Arts Degree in International Relations from Brown University.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to this Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Yehoshua (Shuki) Nir as a Class I director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2025, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)	“RESOLVED, that the re-election of Mr. Dov Ofer as a Class I director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2025, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(c)	“RESOLVED, that the initial election of Mr. Jae Hyun (Jay) Lee as a Class I director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2025, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the re-election of each of Mr. Yehoshua (Shuki) Nir and Mr. Dov Ofer, and the initial election of Mr. Jae Hyun (Jay) Lee, in each case for a three-year term as a Class I director, is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a), (b) or (c) as applicable, of this Proposal 1 (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election or initial election (as applicable) of each of the three Class I director nominees.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In August 2021, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, which we refer to as Kost Forer, was appointed by our shareholders as our independent auditors for the fiscal year ended December 31, 2021, and for such additional period until the Meeting. Pursuant to its role under its charter and under SEC rules, the audit committee of our Board has approved the re-appointment of Kost Forer as our independent auditors for the fiscal year ending December 31, 2022 and for such additional period until the 2023 annual general meeting of shareholders. Further to that approval, the Board, in turn, will present to, and request the approval of, our shareholders (as required under the Companies Law) for the re-appointment of Kost Forer as the independent auditors of the Company for the year ending December 31, 2022 and for the additional period until the annual general meeting to be held in 2023. As part of that shareholder approval, we are furthermore proposing that our shareholders authorize the Board, with power of delegation to the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Independent Auditors’ Fees in Previous Two Years

The following table sets forth the total compensation (as well as components of compensation, in amounts and percentages) that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	Year Ended December 31, 2020		Year Ended December 31, 2021
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$565	63%	$720	84%
Audit-Related Fees	21	2%	-	0%
Tax Fees	285	32%	76	9%
All Other Fees	25	3%	60	7%
Total	$896	100%	$856	100%

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted pursuant to this Proposal 2:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Board.”

“RESOLVED FURTHER, that the Company’s Board (with power of delegation to the audit committee of the Board) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for the fiscal year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board (with power of delegation to the audit committee) to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the 2021 Form 20-F— which contains those audited consolidated financial statements— is available to our shareholders through the SEC website, www.sec.gov, and at the Investor Relations section of our website at http://ir.kornit.com. Neither of such websites is a part of this Proxy Statement.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2022 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2021 Form 20-F, filed with the SEC on March 30, 2022, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen

Chairman of the Board of Directors

Rosh Ha’ayin, Israel

June 30, 2022